EXHIBIT 99.1

Hydro Secures Oil and Gas Prices for Spinnaker's Near-Term Production

OSLO, Norway, Nov. 21, 2005 (PRIMEZONE) -- Hydro has entered into a hedging program for the majority of Spinnaker Exploration's expected oil and gas production for the period 2006 to 2008. The hedge secures the value of short-term cash flows and thereby protects the economics in the acquisition against declining oil and gas prices. Hydro stated that it planned to hedge the near-term production when the agreement to acquire Spinnaker was announced in September 2005. Through the hedge Hydro has locked in a minimum value of approximately USD 1.6 billion for the revenues from the expected production, corresponding to approximately 63 percent of Spinnaker's transaction value of USD 2.56 billion.

Hydro has secured the crude oil price (West Texas Intermediate reference) between USD 45/boe (barrels of oil equivalents) and USD 71.45 boe for a total volume of 15.4 million boe for the three-year period. This hedging strategy consists of buying put options with a strike price of USD 45.00/boe and simultaneously selling call options with a strike price of USD 71.45/boe, resulting in zero premium paid by Hydro for the hedge. The options will be settled quarterly based on the average crude oil price (WTI) during the quarter.

For natural gas (Henry Hub reference) Hydro has purchased put options with a strike price of USD 7.5 mmbtu (million British thermal units) for a total volume of 121,050,491 mmbtu, equivalent to 20.5 million boe for the three-year period. The options have a deferred premium per mmbtu of USD 0.78. This means that for natural gas prices below USD 8.28/mmbtu Hydro will realize a price of USD 7.5/mmbtu, and for natural gas prices above USD 8.28/mmbtu Hydro will realize the market price less the premium of USD 0.78/mmbtu. The options will be settled monthly based on the prevailing natural gas (Henry Hub) spot price at each settlement date.

In total the hedged oil and gas volume amounts to approximately 35.9 million boe, which corresponds to approximately 33,000 boe per day for the three-year period, starting at approximately 25,000 boe per day in 2006 and increasing to approximately 42,000 boe per day in 2008.

The hedging instruments will be accounted for at fair market value with changes in their fair market value reported in earnings each quarter. In Hydro's segment reporting the effect of the hedging instruments will be included in Hydro Oil & Energy's earnings.

Hydro is satisfied with the achieved prices in the hedging program, which establish an effective minimum price of approximately USD 45/boe for the total hedged volume. At the same time the hedge structure allows Hydro to participate in a significant part of the potential upside in today's volatile commodity markets.

Spinnaker Exploration is an independent Houston-based energy company engaged in exploration, development and production of oil and gas, mainly in the Gulf of Mexico. It has about 80 employees in Houston, Texas, with a strong exploration record. The company has drilled 176 wells in the region with a 60 percent success rate. Spinnaker has an extensive seismic database covering most of the Gulf of Mexico and a portfolio with significant exploration acreage - both deepwater and deep-shelf prospects. The company also has exploration acreage in Nigeria.

Hydro announced the agreement to acquire Spinnaker Exploration on September 19, 2005. Spinnaker's shareholders will vote on the proposal for Norsk Hydro ASA to acquire Spinnaker by merger on December 13, 2005. Hydro expects to conclude the acquisition immediately after the shareholder's meeting, given a favorable outcome of the vote.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2004 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

             Investor contact        Investor contact
 Contact     Idar Eikrem             Stefan Solberg
 Telephone   +47 22533273            +47 22533539
 Cellular    +47 95028363            +47 91727528
 Email       Idar.Eikrem@hydro.com   Stefan.Solberg@hydro.com

 Norsk Hydro ASA
 Drammensveien 264
 N-0240 Oslo
 Norway
 Telephone: +47 22 53 81 00
 Fax: +47 22 53 27 25
 www.hydro.com